UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s notice of extraordinary general meeting of the Company to be held on December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: December 5, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of City Telecom (H.K.) Limited (the “Company”) will be held at Shantung Room 2, Level 8, Langham Place Hotel, No. 555 Shanghai Street, Mongkok, Kowloon, Hong Kong on 31 December 2012 at 12:00 noon (or immediately after the conclusion or adjournment of the annual general meeting of the Company to be held at 11:00 a.m. on the same date) for the following purposes:

Special Resolution

1.	“THAT subject to the approval by the Registrar of Companies in Hong Kong, the name of the Company be and is hereby changed from “City Telecom (H.K.) Limited ” to “Hong Kong Television Network Limited ”.

Ordinary Resolution

2.	“THAT, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, any new ordinary shares of HK$0.10 each (the “Shares”) in the capital of the Company which may fall to be issued pursuant to the exercise of the options that may be granted under the 2012 share option scheme (the “2012 Share Option Scheme”) (a copy of which marked “A” is produced to the Meeting and signed for the purpose of identification by the Chairman of the Meeting and the principal terms of which have been summarised in Appendix to the circular of the Company dated 5 December 2012):

(a)	the 2012 Share Option Scheme be and is hereby approved and adopted; and

(b)	the Directors be and are hereby authorised to administer the 2012 Share Option Scheme, to grant options to subscribe for Shares under the 2012 Share Option Scheme, to allot, issue and deal with Shares pursuant to the exercise of options that may be granted under the 2012 Share Option Scheme provided that the total number of Shares which may be issued upon exercise of the options to be granted under the 2012 Share Option Scheme and any other share option schemes of the Company shall not exceed ten (10) per cent. of the aggregate nominal value of the share capital of the Company in issue as at the date of passing this resolution, and to do all such acts and to enter into all such transactions, arrangements and agreements as they consider necessary or expedient to give effect to the 2012 Share Option Scheme.”

By Order of the Board
City Telecom (H.K.) Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 5 December 2012

Registered Office:

13th Floor

Trans Asia Centre

No. 18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.
3.	A form of proxy for use at the meeting is enclosed herewith. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, not less than forty-eight (48) hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.	For the purpose of ascertaining shareholders’ rights of attending and voting at the meeting, the register of members of the Company will be closed from Thursday, 27 December 2012 to Monday, 31 December 2012, both days inclusive, during which period no transfer of shares shall be effected. In order to entitled to attend and vote at the meeting, all transfer documents accompanied by the relevant share certificates, must be lodged with the Share Registrar, at Shops 1712–1716, 17th Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 24 December 2012.
5.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.